

Mail Stop 6010

April 21, 2008

VIA U.S. MAIL AND FACSIMILE (949) 428-8515

Dominic J. Carney
Chief Financial Officer
Composite Technology Corporation
2026 McGaw Avenue
Irvine, California 92614

      Re: Composite Technology Corporation
               Form 10-K for the fiscal year ended September 30, 2007
               Filed December 14, 2007
               File No. 000-10999

Dear Mr. Carney:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2007

Item 9A. Controls and Procedures, page 86

1.   We note your response to prior comment 7 in our letter dated March 26, 2008. Please amend your Form 10-K to disclose your conclusion as of September 30, 2007 that your internal control over financial reporting is not effective, as indicated in your response.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your response that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664, or me at (202) 551-3604 if you have any questions regarding comments on the financial statements and related matters. You may also contact Brian Cascio, Branch Chief, at (202) 551-3676 with any other questions.

                                                Sincerely,

                                                Kate Tillan
                                                Assistant Chief Accountant